UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2015

Commission File Number: 001-37368

ADAPTIMMUNE THERAPEUTICS PLC

(Translation of registrant’s name into English)

101 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No ☐

Other Events

On October 6, 2015, Adaptimmune Therapeutics plc (the “Company”) issued a press release announcing a new research and development facility in Oxfordshire, England.  The Company also issued a press release on October 7, 2015, announcing that it will report its full fiscal year 2015 financial results on October 13, 2015, and providing details of its related earnings call and webcast information.  Finally, on October 9, 2015, the Company issued a press release announcing that it has selected the Navy Yard in Philadelphia as the site for its U.S. headquarters and base for its clinical and manufacturing operations.  The press releases are attached as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 hereto and are incorporated by reference herein.

Exhibits

99.1 Press release dated October 6, 2015

99.2 Press release dated October 7, 2015

99.3 Press release dated October 9, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adaptimmune Therapeutics plc

	By:	/s/ Margaret Henry
	Name:	Margaret Henry
	Title:	Corporate Secretary

Date: October 9, 2015

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